RESPONSE BIOMEDICAL CORPORATION

100-8900 Glenlyon Parkway
Burnaby, B.C. V5J 5J8

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of Response Biomedical Corporation (the "Company") will be held in the 1300-1500 Event Rooms of the Simon Fraser University, Vancouver Segal School of Business, 500 Granville Street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time), on June 14, 2007, to:

1.

receive the report of the directors of the Company to the shareholders, and the audited consolidated financial statements of the Company, for the year ended December 31, 2006, together with the auditors' report thereon;

2.	determine the number of Directors at five;

3.	elect five persons as Directors of the Company;

4.	reappoint Ernst & Young LLP, Chartered Accountants, as auditor of the Company for the ensuing year, and authorize the Directors to fix the remuneration payable to the auditor;

5.

to consider and, if deemed advisable, approve amendments to the stock option plan of the Company by way of two separate and independent resolutions, to remove the termination date from the stock option plan, and to increase the aggregate number of shares that may be issued under the Company’s stock option plan from 13,500,000 to 17,000,000; and

6.	consider such other matters as may properly be brought before the Meeting or any adjournment or postponement thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS SUPPLEMENTAL TO AN EXPRESSLY MADE A PART OF THIS NOTICE.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deliver it to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, not less than 48 hours prior to the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and receive these materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Burnaby, British Columbia as of the 30th day of April 2007.

BY ORDER OF THE BOARD

______________________________________
William J. Radvak
Director